News Release

Sun Life

Sun Life completes acquisition of PinnacleCare

TORONTO; WELLESLEY, Mass.; BALTIMORE (July 1, 2021) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today the completion of its acquisition of Pinnacle Care International, Inc. (“PinnacleCare”), a leading U.S. health-care navigation and medical intelligence provider.

Based in Maryland, PinnacleCare has more than 170 employees and 20 years of experience helping people navigate their care options when facing a serious medical condition. PinnacleCare will become part of Sun Life’s U.S. Stop-Loss & Health business (“Stop-Loss & Health”), the largest independent stop-loss provider in the country.

The acquisition will expand Stop-Loss & Health beyond the traditional model that reimburses employers for the costs of serious health conditions after an employee’s care has occurred. Through PinnacleCare, Stop-Loss & Health will engage with the employee at diagnosis to help improve the entire spectrum of the care experience and outcomes for both the employee and employer. The transaction creates an integrated offering unique in the stop-loss market.

PinnacleCare’s services are currently available to more than two million people through employers and individual clients. Sun Life’s extensive distribution network and employer relationships will help PinnacleCare reach even more people with their services while continuing to serve their clients as they do today. Sun Life will work with PinnacleCare to build new Stop-Loss & Health client solutions and will explore extending PinnacleCare’s services to members of its other U.S. benefits plans.

A fact sheet related to this announcement is available here.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management of C$1,304 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

In the United States, Sun Life is one of the largest group benefits providers, serving more than 55,000 employers in small, medium and large workplaces across the country. Sun Life’s broad portfolio of insurance products and services in the U.S. includes disability, absence management, life, dental, vision, voluntary, supplemental health and medical stop-loss. Sun Life and its affiliates in asset management businesses in the U.S. employ approximately 5,500 people. Group insurance policies are issued by Sun Life Assurance Company of Canada (Wellesley Hills, Mass.), except in New York, where policies are

issued by Sun Life and Health Insurance Company (U.S.) (Lansing, Mich.). For more information, please visit www.sunlife.com/us.

About PinnacleCare
PinnacleCare is a private health-care navigation and medical intelligence firm with a mission to ensure that all members realize their highest expectations for their health and wellness. PinnacleCare's personalized approach to health care is a unique combination of exceptional medical resources, an unmatched range of services and outstanding care allowing members efficient access to the finest healthcare experiences, expert guidance through the complex health-care system by expert health advisors, and assurance in leading the healthiest lives possible, at home and abroad.

Media contacts:
Devon Fernald
Sun Life U.S.
781-800-3609
Devon.Portney.Fernald@sunlife.com

Rajani Kamath
Associate Vice-President, Corporate Communications
Sun Life
416-979-6070
Rajani.Kamath@sunlife.com

George Cohen (for PinnacleCare)
GCC, Inc.
617-435-7208
George@gcpr.com

Investor Relations:
Yaniv Bitton
Vice-President
Head of Investor Relations & Capital Markets
416-979-6496
Investor.relations@sunlife.com

Connect with Sun Life U.S.

